March 4, 2011

Via Facsimile and EDGAR

Mr. Larry Spirgel Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 United States of America

Re:	KongZhong Corporation
Annual Report on Form 20-F for the Fiscal Year
ended December 31, 2009 filed on June 4, 2010 (File No. 000-50826)

Dear Mr. Spirgel:

KongZhong Corporation (the “Company”) has received the comment letter from the staff of the Division of Corporation Finance (the “Staff”) dated February 24, 2011, in response to the Company’s reply letter to the comment letter from the Staff dated January 21, 2011. Both comment letters were related to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”), which was filed with the United States Securities and Exchange Commission on June 4, 2010.  We wish to thank you and the other members of the Staff for providing us with your further comments.

The Company notes that the Staff has requested that the Company either (i) respond to the Staff’s comments within 10 business days or (ii) inform the Staff as to when the Company will provide a response to the comments. The Company has carefully reviewed and considered the Staff’s comments and is in the process of preparing a response to the comments. The Company contacted Mr. Dean Suehiro over the phone on March 4, 2011 to discuss the time extension to file its response to the comment letter. Based on that discussion, the Staff preliminarily agreed to extend the time to respond to the Staff’s comments to March 24, 2011.

Thank you again for your time. Please feel free to contact William Chua of Sullivan & Cromwell LLP (tel: (+852) 2826-8632; fax: (+852) 2826-1773; e-mail: chuaw@sullcrom.com), or the undersigned by phone at (+86-10) 8857-6000 (ext. 6388) or by e-mail at jaychang@kongzhong.com, with any questions you may have.

Mr. Larry Spirgel	- 2 -

Sincerely, /s/ Jay Chang Jay Chang Chief Financial Officer

cc:	Dean Suehiro
(Securities and Exchange Commission)

Leilei Wang
   Chief Executive Officer
(KongZhong Corporation)

Taylor Lam
William Chou
(Deloitte Touche Tohmatsu CPA Ltd.)

William Y. Chua
Jing Wang
Jingqiu (Joseph) Mei
(Sullivan & Cromwell LLP)